 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Simpson, Wendy (Last) (First) (Middle) 300 Esplanade Drive Suite 1860 (Street) Oxnard, CA 93036 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol LTC Properties, Inc. LTC 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 02/19/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director      10% Owner
X Officer (give title below)        Other (specify below)

Description           Vice Chairman and Chief Financial Officer
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Preferred A								16,215	D
Preferred A								7,250	I	Held by spouse
Preferred B								2,500	D
Preferred B								1,800	I	Held by spouse
Common Stock								18,825	I	Company contribution and reinvestment of dividend on shares held in deferred compensation trust. Individuals do not have the right to vote such shares.
Common Stock								5,315	I	Held by spouse
Common Stock	02/19/2003	02/19/2003	F		34,000	A	$5.313		D
Common Stock	02/19/2003	02/19/2003	F		6,000	A	$5.375	153,030	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Stock Options	$5.375	03/31/2000						03/31/2003	03/31/2010	Common Stock	3,000			D
Stock Options	$5.375	03/31/2000						03/31/2004	03/31/2011	Common Stock	3,000			D
Stock Options	$5.375	03/31/2000						03/31/2005	03/31/2012	Common Stock	3,000			D
Stock Options	$5.313	04/10/2000						04/10/2003	04/10/2010	Common Stock	17,000			D
Stock Options	$5.313	04/10/2000						04/10/2004	04/10/2011	Common Stock	17,000			D
Stock Options	$5.313	04/10/2000						04/10/2005	04/10/2012	Common Stock	17,000			D
Stock Options	$7.63	04/04/2002						04/04/2003	04/04/2010	Common Stock	4,000			D
Stock Options	$7.63	04/04/2002						04/04/2004	04/04/2011	Common Stock	4,000			D
Stock Options	$7.63	04/04/2002						04/04/2005	04/04/2012	Common Stock	4,000			D
Stock Options	$7.63	04/04/2002						04/04/2006	04/04/2013	Common Stock	4,000			D
Stock Options	$7.63	04/04/2002						04/04/2007	04/04/2014	Common Stock	4,000		80,000	D

Explanation of Responses:

By:	Date:
/s/ Wendy Simpson	02/19/2003
Vice Chairman and Chief Financial Officer
** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
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